Faegre Drinker Biddle & Reath LLP

320 South Canal Street, Suite 3300

Chicago, Illinois 60606

www.faegredrinker.com

December 30, 2022

Via EDGAR Transmission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Karen Rossotto

Re:	Aspiriant Risk-Managed Capital Appreciation Fund

File Nos.: 333-250130; 811-23619 (the “Trust” or “Registrant”)

Dear Ms. Rossotto:

The following responds to the comments you provided by telephone December 20, 2022 and email on December 23, 2022 in connection with your review of the post-effective amendment to the Trust’s registration statement filed on November 2, 2022 on Form N-2 (the “Registration Statement”).1

General

1.	Comment: Please confirm that there were no changes to the principal investment strategies as result of the change from being taxed as partnership to RIC.

Response: The Registrant confirms that there were no changes to the principal investment strategies as a result of the change from being taxed as a partnership to a RIC.

2.	Comment: Please confirm that the disclosure under “Taxes and Taxation of the Fund” is new disclosure.

Response: The Registrant confirms that the disclosure under “Taxes and Taxation of the Fund” is new disclosure.

[1]	Capitalized terms not defined herein have the same meanings as defined in the Registration Statement.

3.	Comment: In connection with the Fund’s share repurchase program, the Division of Corporation Finance’s current policy is that if a fund (1) does not have an accredited investor standard and (2) does not invest primarily in private equity and hedge funds, then, in order to satisfy the prompt payment requirements of Section 13e-4 under the Securities Exchange Act of 1934, as amended, such fund must settle and pay for such repurchase within five business days from the expiration date of the repurchase offer. It does not appear that the Fund invests primarily in private equity and hedge funds, and thus must provide prompt payment to tendering shareholders within five business days. Please revise.

Response: The Registrant confirms that the Fund has an accredited investor standard and that it invests primarily in private equity and hedge funds. Accordingly, no revisions have been made to the disclosure.

* * *

We trust that the foregoing is responsive to your comments.

Sincerely,

/s/ Veena K. Jain
Veena K. Jain

cc: Cheri R. Williams